

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

April 13, 2011

Richard L. Mack, Esq.
Executive Vice President, General
Counsel and Corporate Secretary
The Mosaic Company
3033 Campus Drive, Suite E490
Plymouth, Minnesota 55441

     Re: **The Mosaic Company**
               Form 10-K for Fiscal Year Ended
               May 31, 2010
               Filed July 23, 2010
               File No. 001-32327

Dear Mr. Mack:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Max A. Webb
               Assistant Director